EXHIBIT 2

March 13, 2023

Special Committee of the Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Special Committee:

As you know, CFW Partners, L.P. (“CFW”), Mitsui & Co., Ltd., Fuyo General Lease Co., Ltd., and JA Mitsui Leasing, Ltd. (the “Consortium”) previously submitted a non-binding indication of interest on November 17, 2022 ( to the Board of Directors of Willis Lease Finance Corporation (the “Company”) to acquire all of the outstanding shares of the Company that are not owned by CFW, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates (collectively, the “Willis Parties”) at a cash purchase price of $45 per share of common stock (the “Offer Price”).  On March 9, 2023, the Special Committee of the Board of Directors of the Company, responded to our indication of interest with a counterproposal requesting that the Consortium increase its Offer Price.

While we appreciate the time and effort that the Special Committee has devoted to considering our proposal, we view that the Special Committee’s current counterproposal creates a potentially insurmountable gap that is not indicative of fundamental value but rather a response to the current stock price that has been artificially and temporarily inflated by the speculation associated with a potential acquisition. We remain willing to continue our constructive discussions with the Special Committee and in an effort to bring this process to a prompt conclusion we are willing to increase our Offer Price to $47.00. Our increased Offer Price provides the Company’s stockholders immediate liquidity at an attractive premium to the unaffected trading price of the Company’s stock prior to the announcement of our initial proposal. It also represents a multiple of approximately 0.8 times December 31, 2022 book value, and we note that over the past three years, except for the periods where a publicly announced take-private proposal was pending, the Company’s stock price has never exceeded a multiple of 0.8 times book value.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner. Any obligation of the Willis Parties with respect to the proposed transaction will be only as set forth in a definitive written agreement executed and delivered by them. We intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

Very truly yours,

Charles F. Willis, IV